The Connecticut Light and Power Company						Exhibit 12
Ratio of Earnings to Fixed Charges

	Six Months
(Thousands of Dollars)	Ended
	June 30, 2009	For the Years Ended December 31,
	(unaudited)	2008	2007	2006	2005	2004
Earnings, as defined:
Net income	$111,537	$191,158	$133,564	$200,007	$94,845	$88,016
Income tax expense/(benefit)	57,360	77,852	52,353	(43,961)	32,174	45,539
Equity in (earnings)/losses of regional nuclear
generating companies	(169)	(366)	(1,901)	854	(1,153)	(568)
Dividends received from regional equity investees	1,520	-	2,596	1,407	412	2,577
Fixed charges, as below	79,904	165,170	155,557	131,923	133,321	119,857
Less: Interest capitalized (including AFUDC)	(1,496)	(12,991)	(10,924)	(6,610)	(6,719)	(3,110)
Total earnings, as defined	$248,656	$420,823	$331,245	$283,620	$252,880	$252,311

Fixed charges, as defined:
Interest on long-term debt (a)	$65,972	$104,954	$84,292	$64,873	$59,019	$43,308
Interest on rate reduction bonds	10,887	29,129	37,728	46,692	55,796	63,667
Other interest (b)	(1,418)	12,163	16,413	6,281	5,220	3,072
Rental interest factor	2,967	5,933	6,200	7,467	6,567	6,700
Interest capitalized (including AFUDC)	1,496	12,991	10,924	6,610	6,719	3,110
Total fixed charges, as defined	$79,904	$165,170	$155,557	$131,923	$133,321	$119,857

Ratio of Earnings to Fixed Charges	3.11	2.55	2.13	2.15	1.90	2.11

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b)

For the six months ended June 30, 2009 and for the years ended December 31, 2008 and 2007, other interest includes interest related to Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109."